UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)*

Oak Street Health, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

67181A107
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐       Rule 13d-1(b)

☐       Rule 13d-1(c)

☒       Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Newlight Harbour Point SPV LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,550,265
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,550,265

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,550,265
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 13.40%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Newlight Partners LP
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,550,265
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,550,265

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,550,265
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 13.40%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. Newlight GP LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 32,550,265
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 32,550,265

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,550,265
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 13.40%
12.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. Ravi Yadav
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 40,000
	6.	Shared Voting Power 32,550,265
	7.	Sole Dispositive Power 40,000
	8.	Shared Dispositive Power 32,550,265

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,590,265
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 13.42%
12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. David Wassong
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 40,000
	6.	Shared Voting Power 32,550,265
	7.	Sole Dispositive Power 40,000
	8.	Shared Dispositive Power 32,550,265

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,590,265
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 13.42%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer

Oak Street Health, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

30 W. Monroe Street, Suite 1200

Chicago, Illinois 60603

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Newlight Harbour Point SPV LLC (“Newlight Harbour Point SPV”)

(ii)	Newlight Partners LP (“Newlight Partners”)

(iii)	Newlight GP LLC (“Newlight GP”)

(iv)	Ravi Yadav

(v)	David Wassong

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

c/o Newlight Partners LP

320 Park Avenue

New York, NY 10022-4608

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Common Stock, $0.001 par value per share (“Common Stock”)

Item 2(e).	CUSIP Number

67181A107

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

Newlight Harbour Point SPV directly holds 32,550,265 shares (the “Shares”) of Common Stock of the Issuer, Ravi Yadav directly holds 40,000 Shares and David Wassong directly holds an additional 40,000 Shares. Newlight Partners controls Newlight Harbour Point SPV and serves as the exclusive investment manager to its client in respect of the Shares. The general partner of Newlight Partners is Newlight GP, which is controlled by David Wassong and Ravi Yadav. In such capacities, each of the entities and individuals referenced in this paragraph may also be deemed to be the beneficial owners having shared voting power and shared investment power with respect to the Shares held by Newlight Harbour Point SPV. Consequently, Newlight Harbour Point SPV, Newlight Partners and Newlight GP each hold 13.40% and Ravi Yadav and David Wassong each hold 13.42% of the outstanding shares of Common Stock of the Issuer based on 242,915,915 shares of Common Stock of the Issuer outstanding as of November 2, 2022, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 7, 2022 (the “Common Shares Outstanding”). The filing of this Statement shall not be construed as an admission that the Reporting Persons are, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of any securities covered by this Statement.

Pursuant to a Sponsor Director Nomination Agreement, dated as of August 10, 2020 (the “Director Nomination Agreement”), among General Atlantic (OSH) Interholdco, L.P. (“GA OSH”), Newlight Harbour Point SPV (“Newlight SPV”) and the Issuer, each of Newlight SPV and GA OSH have agreed to certain arrangements, including to vote all Shares beneficially owned by each of the foregoing to elect certain individuals nominated by each of GA OSH and its affiliates or Newlight Harbour Point SPV and its affiliate to the Issuer’s board of directors in accordance with the terms of the Director Nomination Agreement.

By virtue of the Sponsor Director Nomination Agreement and the obligations and rights thereunder, the Reporting Persons in this Schedule 13G, GA OSH and/or certain of their affiliates may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. Such a “group” would be deemed to beneficially own an aggregate of 93,934,740 shares of Common Stock, or 38.67% of the Issuer’s outstanding shares of Common Stock calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership of, and the responses to Items 5 through 9 of the cover pages to this Schedule 13G do not reflect, any shares of Common Stock that the Reporting Persons may be deemed to beneficially own solely by reason of the Director Nomination Agreement.

(b)	Percent of Class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

Newlight Harbour Point SPV LLC

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

Newlight Partners LP

By:	Newlight GP LLC, its general partner

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

Newlight GP LLC

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

Ravi Yadav

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

David Wassong

By:	/s/ David Taylor
Name:	David Taylor
Title:	Attorney-in-Fact

EXHIBIT LIST

Exhibit 99.1	Joint Filing Agreement, dated as of February 11, 2022, by and among Newlight Harbour Point SPV LLC, Newlight Partners LP, Newlight GP LLC, Ravi Yadav and David Wassong (incorporated by reference to Exhibit A to that certain Exhibit A to that certain Schedule 13G/A filed on February 11, 2022 by the Reporting Persons with the Securities and Exchange Commission).